

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2011

<u>Via Email</u>
Haoji Xia
Chief Executive Officer
FitwayVitamins, Inc.
c/o Chongquing Zhongbao Investment Group Limited Liability Company
No. 7 Minsheng Road, Yuzhong District
Chongqing, The People's Republic of China

> **Re:** **FitwayVitamins, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 16, 2011**
> **File No. 0-54204**

Dear Mr. Xia:

      We have completed our review of your filing and do not have any further comments at this time.

> Sincerely,
>
> /s/ Jennifer Thompson
>
> Jennifer Thompson
> Accounting Branch Chief